

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

  Re: Commonwealth Thoroughbreds LLC
   Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A
   Filed April 29, 2021
   File No. 024-11130

Dear Mr. Doxtator:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note that you intend to lower the minimum offering amount for the Series OL2018 offering and that you propose to notify investors of the new amount via a notice, the form of which is Exhibit 99.1. Such approach is not permitted under Exchange Act Rule 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating "It is the position of the Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context.").

  Please revise your disclosure to reflect the fact that the reduction of the minimum offering amount will result in the termination of the Series OL2018 offering and that the initiation of a new offering of Series OL2018 interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment.

2. Rule 251(b)(4) of Regulation A precludes investment companies registered or required to be registered under the Investment Company Act from using Regulation A. Please provide your analysis on whether the Co-Ownership Agreement for Country Grammer is an "investment security," as defined in Section 3(a)(2) of the Investment Company Act. In your response, include relevant case law, no-action letters, or other authorities.

3. We note your disclosure that the Manager, together with its affiliates, may acquire a maximum of 10% of the units in connection with this offering and that the Manager may waive the maximum ownership percentage in its sole discretion. We also note that neither the Amended and Restated Series Designation of Series OL2018 nor the Series Designation of Series Country Grammer state that the Manager may waive the maximum beneficial ownership limitation. Further, the Amended and Restated Series Designation of Series OL2018 contemplates a 12.5% ownership limitation, not 10%. Please advise. Please also tell us what consideration you gave to including a risk factor relating to the Manager's ability to waive this ownership limitation.

4. We note that the company has an option to purchase up to a 30% interest in Country Grammer in several increments and that the amount of the interest in Country Grammer the series acquires will be prorated based on the amount raised in the offering. In an appropriate place in your filing, please disclose how you intend to notify investors of each incremental closing, of the current interest held in Country Grammer, and of any related changes in the intended use of proceeds. Please also add risk factor disclosure addressing the fact that investors will not know at the time of investing how much of an interest the series will ultimately own in Country Grammer and any other material risks resulting from any differences between the incremental investments.

Risk Factors
The Company is controlled by the Manager, and Members must rely solely on the judgment of the Manager's management team..., page 24

5. We note your disclosure here that the Manager will have full and complete control and authority with respect to the business and affairs of each Series, including decisions concerning the care and maintenance of the Series' Thoroughbreds (including the selection of boarding, training, transporting, and veterinary services) and decisions regarding the racing, breeding, and eventual sale of the Thoroughbreds and their offspring. However, the Co-Ownership Agreement for Country Grammer provides that the Seller, rather than the Manager, will have sole and exclusive authority and discretion with respect to the management of Country Grammer. Please revise for consistency.

Brian Doxtator
Commonwealth Thoroughbreds LLC
May 27, 2021
Page 3

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Taylor Beech at 202-551-4515 or Charlie Guidry at 202-551-3621 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Patricia M. Plavko, Esq.